Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10016127

July 9, 2010

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published on July 8, 2010.

Best regards,

Skanska AB



Petter Mattsson

Published	Item	Document name	Required by
July 8, 2010	Press Release	Skanska sells office building in Malmö for SEK 400 M, generating capital gain of SEK 120 M	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press Release

July 8, 2010
2:00 pm CET

Skanska sells office building in Malmö for SEK 400 M, generating a capital gain of SEK 120 M

Skanska has sold the Hjälmarekajen office building in Malmö for SEK 400 M and the capital gain amounts to SEK 120 M. The buyer is Svenska Vårdbostäder AB which will continue its operations as Executive Property Svenska AB. The transfer is scheduled to take place on September 30.

Hjälmarekajen consists of two buildings; one of which was completed in 2006 and the other in 1978, and remodeled in 2006.

Hjälmarekajen is almost fully let and the largest tenants are KPMG and Brio, head quartered in the Hjälmarekajen building which was designed by architect Henrik Haremst of White Architects, also based in the building.

"We see continued strong interest in modern, flexible and environmentally sound offices on Universitetsholmen in Malmö. These qualities and the central location attract both tenants and investors," says Camilla Wieslander, Marketing and Transaction Manager at Skanska Öresund Malmö.

On Universitetsholmen Skanska is also developing the two first phases of the new Bassängkajen office block. And the City of Malmö has selected Skanska to develop the new combined congress, concert and hotel complex including building rights for future offices and housing.

Skanska Commercial Development Nordic initiates and develops property projects in offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki in Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into five regional companies: Gothenburg, Stockholm, Öresund Malmö, Öresund Copenhagen and Helsinki Helsingfors.

For further information please contact:

Camilla Wieslander, Marketing and Transaction Manager, Skanska Öresund Malmö, Tel: +46 10-448 32 89
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 10-448 88 38.
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.